

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via E-mail
Joseph E. Miller
Chief Financial Officer
Griffin Capital Essential Asset REIT II, Inc.
Griffin Capital Plaza
1520 Grand Avenue
El Segundo, California 90245

> **Re:** **Griffin Capital Essential Asset REIT II, Inc.**
> **Amendment No. 3 to Form S-11**
> **Filed July 8, 2014**
> **File No. 333-194280**

Dear Mr. Miller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Estimated Use of Proceeds, page 44

1. We refer to footnote 2 to the table on page 44 and note that you have excluded the stockholder servicing fee from the table. Please provide us with an analysis as to why you believe it is appropriate to exclude this fee from the use of proceeds table. We note that for purposes of the Midpoint Offering and Maximum Offering column that you assume half of the shares sold will be Class T shares.

Description of Shares, page 139

Common Stock, page 139

2. Please expand your disclosure to discuss how the stockholder servicing fee will impact distributions for your Class T shares. Please also include a statement, here or elsewhere

in the prospectus as appropriate, as to the purpose of the stockholder servicing fee.

3. Please disclose how you will calculate NAV, including any key assumptions or methodologies that will be used in such calculations. It is also unclear from your disclosure if NAV will only be used for purposes of calculating a liquidation distribution. Please clarify.

Exhibit 3.1

4. Please file an executed version of your articles of incorporation with sufficient authorized shares to cover the amount of shares being registered in this offering, or tell us why you believe you are not required to do so. Please refer to Item 601(b)(3)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Kristina Aberg, Senior Counsel, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief

cc: Howard S. Hirsch
       Via E-mail